Proguard Acquisition Corp.
3400 SW 26 Terrace
Suite A-8
Fort Lauderdale, FL  33312

telephone (866) 780-6789

January 22, 2013

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                    Proguard Acquisition Corp. (the “Company”)
       Registration Statement on Form S-1
       File No. 333-185593

Ladies and Gentlemen:

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Thursday, January 24, 2013 at 12:00 p.m., Eastern Standard time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

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Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ David A. Kriegstein
David A. Kriegstein, Chief Executive Officer